SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 24, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time
IMMEDIATE

Date
24 March 2011

Number 08/11

FURTHER GROWTH AT WESTERN AUSTRALIA IRON ORE

BHP Billiton today announced approval of US$7.4 billion (BHP Billiton share US$6.6 billion)(1) of capital investment to continue production growth in the company's Western Australia Iron Ore operations. It will deliver an integrated operation with capacity in excess of 220 million tonnes per annum (mtpa), on a 100% basis, with first production expected from the new Jimblebar mine in early calendar year 2014.

The investment includes:

•US$3.4 billion (BHP Billiton share US$3.3 billion) for the development of Jimblebar mine and rail links, and the procurement of mining equipment and rolling stock that will deliver initial capacity of 35 mtpa, with embedded options for expansion to 55 mtpa for incremental capital investment;

•US$2.3 billion (BHP Billiton share US$1.9 billion) to further develop Port Hedland, including two additional berths and shiploaders, a car dumper, connecting conveyor routes and associated rail works and rolling stock; and

•US$1.7 billion (BHP Billiton share US$1.4 billion) for port blending facilities and rail yards to enable ore blending, the expansion of resource life and to prepare for the future growth of the business beyond the inner harbour.

BHP Billiton President Iron Ore, Ian Ashby said "Our intent with these projects is to develop port capacity that, with subsequent debottlenecking, will allow us to fill our 240 mtpa allocation in the Port Hedland inner harbour. We have intentionally overbuilt the ore handling facilities at Jimblebar and expect to incrementally grow mine production to ensure that our port and rail systems are operated at full capacity during this debottlenecking program."

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

(1)BHP Billiton's partners in its Pilbara Iron Ore operations are: Itochu Minerals & Energy of Australia Pty Ltd, Mitsui-Itochu Iron Pty Ltd and Mitsui Iron Ore Corporation Pty Ltd. BHP Billiton share of investment takes into account the 100% owned BHP Billiton Iron Ore Jimblebar operation.

Australia
Brendan Harris, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814
email: Brendan.Harris@bhpbilliton.com

Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Samantha Stevens, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Stevens@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & Americas
Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : March 24, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary